UNTIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
 SECURITIES EXCHANGE ACT OF 1934

CHEMBIO DIAGNOSTICS, INC.
(Exact name of registrant as specified in its charter)

NEVADA (state of incorporation or organization)	88-0425691 (IRS Employer Identification No.)

3661 Horseblock Road Medford, NY (Address of principal executive offices)	11763 (Zip Code)
     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered : Preferred Share Purchase Rights	Name of each exchange on which each class is to be registered: NASDAQ

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

 Item 1. Description of Registrant's Securities to be Registered.

 On March 8, 2016, the Board of Directors of Chembio Diagnostics, Inc. (the "Company") entered into a Rights Agreement dated as of March 8, 2016  (the "Rights Agreement") between the Company and Action Stock Transfer Company, as Rights Agent, which is attached and incorporated herein by reference to Exhibit 4.1 hereof.

The Board of Directors of the Company declared a dividend of one Preferred Share Purchase Right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares"), of the Company, each Right initially representing the right to purchase one one-thousandth of a share of Series D Junior Participating Preferred Stock, par value $.01 per share, of the Company having the rights, powers and preferences set forth in the Certificate of Designation, Preferences and Rights of Preferred Stock previously filed with the Secretary of State of the State of Nevada. The dividend is payable on March 8, 2016 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company's Junior Participating Preferred Stock, Series D, par value $0.01 per share ("Preferred Shares") at an initial price of $20 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment as set forth in the Rights Agreement. The description and terms of the Rights are set forth in the Rights Agreement.

Separation and Distribution of Rights; Exercisablility.  Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights certificates will be distributed.  The Rights will separate from the Common Stock upon the earlier of:

·
ten (10) Business Days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the shares of Common Stock then outstanding (subject to certain exceptions discussed below and as set forth in the Rights Agreement) (such person is referred to as an "Acquiring Person"); or

·
ten (10) Business Days (or some later date as determined by the Board) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the shares of Common Stock then outstanding (subject to exceptions as set forth in the Rights Agreement).

The date the Rights separate from the Common Stock is referred to as the "Distribution Date."

Until the Distribution Date, (i) the Rights will be evidenced by and transferred with, and only with, the Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by those certificates.  Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as hereinafter defined) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on the third anniversary of the date of this Rights Agreement, unless earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights certificates will be mailed to the holders of record of Common Stock as of the close of business on the Distribution Date and, after that, the separate Rights certificates will represent the Rights.  Except in connection with shares of Common Stock issued or sold pursuant to the exercise of stock options under any employee plan or arrangements, or upon the exercise, conversion or exchange of securities issued by the Company in the future, or as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

Flip-in Event.  Each holder of a Right (other than the Acquiring Person and any associate or affiliate thereof) will have the right to receive, upon exercise, Common Stock (or, in some circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price of the Right, as the case may be, if any person becomes an Acquiring Person (except pursuant to specified exceptions, including an offer made for all outstanding shares of Common Stock at a price and upon terms and conditions that the Board determines to be in the best interests of the Company and its stockholders).

Following the occurrence of such an event, all Rights that are, or (under some circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.  The event described in this paragraph is referred to as a "Flip-in Event."

For example, at a purchase price of $20.00 per Right, each Right not owned by an Acquiring Person (or by some related parties or transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $40.00 worth of Common Stock (or other consideration, as noted above) for $20.00.

Flip-over events.  At any time following a public announcement that a person has become an Acquiring Person, each holder of a Right (except Rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of an acquiring company having a value equal to two times the purchase price of the Right if any of the following occur:

·	the Company enters into a merger in which the Company is not the surviving corporation;

·
the Company is the surviving corporation in a merger pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

·
more than 50% of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than some consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company as specified in the Rights Agreement).

The events described in this paragraph are referred to as "Flip-over Events." Flip-in Events and Flip-over Events are referred to collectively as "Triggering Events."

Anti-dilution Adjustments; Fractional Shares.  The applicable purchase price payable, the number of shares of Preferred Stock or other securities or property issuable upon the exercise of the Rights, and the number of applicable Rights outstanding are subject to adjustment from time to time to prevent dilution:

·	in the event of a stock dividend on, or a subdivision, combination or reclassification of, Preferred Stock;

·
if the holders of Preferred Stock are granted rights, options or warrants to subscribe for the applicable Preferred Stock or securities convertible into the applicable Preferred Stock at less than the current market price of the applicable Preferred Stock; or

·
upon the distribution to holders of Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in the bullet point immediately above).

The number of outstanding Rights are also subject to adjustment in the event of a stock dividend on, or a subdivision or combination of Common Stock.  With some exceptions, no adjustment in the purchase price relating to a Right will be required until cumulative adjustments amount to at least one percent (1%) of the purchase price relating to the Right.

No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth (1/1,000) of a share of Preferred Stock) and, in lieu of the issuance of fractional shares, the Company may make an adjustment in cash based on the market price of the Preferred Stock on the trading date immediately prior to the date of exercise.

Exchange of the Rights.  At any time after the occurrence of a Flip-in Event and prior to the acquisition by a person or group of 50% or more of the shares of Common Stock then outstanding, the Board may, without payment of the purchase price by the holder, exchange the Rights, in whole or in part, as follows:

·
one Right (other than the Rights owned by the Acquiring Person or group, which will become void) for one-half the number of shares of Common Stock, two one-thousandths of a share of Preferred Stock or shares or other units of other property for which a Right is exercisable immediately prior to the time of the action of the Board to exchange the Rights.

Redemption of the Rights.  At any time until a person has become an Acquiring Person, the Company may redeem all, but not less than all, of the Rights at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board and subject to adjustment).  Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of these Rights will be to receive the $0.001 redemption price.

No Rights as Stockholder.  Until a Right is exercised, the holder will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of the Rights Agreement.  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board at any time during the period in which the Rights are redeemable. At any time when the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Board only if the amendment does not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person) or cause the Rights to become redeemable again.

Certain Anti-takeover Effects.  The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive the Board and its stockholders of a full opportunity to evaluate an offer in light of the long term prospects of the Company. The Rights have been declared by the Board in order to deter such tactics.

The Rights are not intended to prevent all takeovers of the Company and will not do so. Since, subject to the restrictions described above, the Company may redeem the Rights prior to the Distribution Date, the Rights should not interfere with any merger or business combination approved by the Board.

The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as Exhibit 4.1 and incorporated herein by reference.

Item 2. Exhibits

4.1
Rights Agreement dated as of March 8, 2016 between Chembio Diagnostics, Inc. and Action Stock Transfer Corp., which includes as Exhibit 1, the forms of Rights Certificate and Election to Exercise, as Exhibit 2 a Letter to Stockholders, as Exhibit 3 a Summary Of Rights To Purchase Preferred Shares, and as Exhibit 4 the Rights Agent Fees.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CHEMBIO DIAGNOSTICS, INC.
Date: March 8, 2016	By:
John J. Sperzel III
Chief Executive Officer

EXHIBIT INDEX

    Exhibit       Description
    No.

4.1
Rights Agreement dated as of March 8, 2016 between Chembio Diagnostics, Inc. and Action Stock Transfer Corp., which includes as Exhibit 1, the forms of Rights Certificate and Election to Exercise, as Exhibit 2 a Letter to Stockholders, as Exhibit 3 a Summary Of Rights To Purchase Preferred Shares, and as Exhibit 4 the Rights Agent Fees.